[Global Arena Holding, Inc. Letterhead]

February 14, 2012

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Telephone: (202)551-3121

Re:

Global Arena Holding, Inc

Item 4.01 Form 8-K

Filed February 9, 2012

File No. 000-49819

Dear Mr. Lo:

We confirm that we are aware of our obligations under the Act.   We hereby acknowledge that:

  -  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  -  the action of the Commission or the staff, acting pursuant to delegated authority, in delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  -  the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for you time and consideration in this matter.   Please do not hesitate to contact me if you require further information or documentation regarding this matter.

Very truly yours,

Global Arena Holding, Inc.

By:  /s/Joshua Winkler

Joshua Winkler

Chief Executive Officer